                                                                   EXHIBIT 20


                             PDG ENVIRONMENTAL, INC.

                  ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS

Pittsburgh, PA -- April 24, 2003 -- PDG Environmental, Inc. (OTC BB:PDGE) today announced consolidated results for the year and fourth quarter ending January 31, 2003. Revenue for the quarter decreased to $8,599,000, as compared to $13,862,000 during the same prior year period. Net profit from continuing operations for the quarter was $131,000 versus a loss from operations of $377,000 in the prior year. A non-cash charge of $149,000 for impairment of goodwill was taken in this quarter resulting in a reported loss of $18,000.

Revenue for the current fiscal year decreased to $40,883,000, as compared to $42,587,000 during the prior fiscal year. Net income for the current fiscal year was $278,000, or $0.03 per fully diluted share versus a loss of $1,601,000 or ($0.17) per share for the comparable period last year.

John Regan, Chairman & CEO commented, "We are very pleased to have returned to profitability in the current fiscal year in spite of decreased revenues and a difficult economic climate. The previously reported major project overruns, which adversely impacted Fiscal 2002 and the first quarter of Fiscal 2003 are fortunately now behind us. Revenues related to mold remediation services are continuing to increase, totaling approximately $4.0 million for the year, nearly double those achieved in the prior year. PDGE's balance sheet and financial ratios continue to improve, with shareholders' equity in excess of $4 million, or $0.45 per share. Backlog at January 31, 2003 remained strong at $31.5 million. With encouraging preliminary results for the nearly completed first quarter, we are hopeful this strength signals continued positive earnings momentum for the remainder of the fiscal year."

PDG Envrionmental, Inc. is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, New York; Hazleton and Export, Pennsylvania; Fort Lauderdale and Tampa, Florida; Houston and Pasadena, Texas; Phoenix, Arizona; Rock Hill, South Carolina; Portland, Oregon Seattle, Washington and Los Angeles. For additional information on the Company, please see www.pdge.com.



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                             PDG ENVIRONMENTAL, INC.

                             SELECTED FINANCIAL DATA


                                  THREE MONTHS
                               ENDED JANUARY 31ST


                                       2003                 2002
                                       ----                 ----
Revenue                            $ 8,599,000          $ 13,862,000


Net Income (Loss)                  $   (18,000)          $  (377,000)


Earnings (loss) per common
Share (diluted)                    $      0.00          $      (0.04)


                                      YEAR
                               ENDED JANUARY 31ST


                                       2003                  2002
                                       ----                  ----
Revenue                            $ 40,883,000          $ 42,587,000


Net Income (loss)                  $    278,000          $ (1,601,000)


Earnings (loss) per common
Share (diluted)                    $       0.03          $      (0.17)


Safe Harbor Statement under Private Securities Litigation Reform Act of 1995:
The statements contained in this release, which are not historical facts may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of the customer base, and growth of the service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing, or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.